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                                                                    EXHIBIT 4(b)



                                 [METLIFE LOGO]
                       Metropolitan Life Insurance Company

                                 A Stock Company
                  One Madison Avenue, New York, NY 10010 - 3690

                         MULTIFUNDED ANNUITY CERTIFICATE

This certificate is a legal contract between you and MetLife that describes your benefits and rights and your beneficiary's rights in an easy to read question and answer format. Please read this certificate carefully.

CERTIFICATE ISSUE DATE                            Month/Day/Year

OWNER'S NAME                                      ABC Company

ANNUITANT'S NAME                                  John Doe

CERTIFICATE NUMBER                                123456

THE SEPARATE ACCOUNT AVAILABLE UNDER THIS CERTIFICATE IS METLIFE SEPARATE ACCOUNT E. ANY PAYMENTS PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT RETURN OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT. SEPARATE ACCOUNT E CONSISTS OF A NUMBER OF INVESTMENT DIVISIONS WHICH CAN BE CHOSEN TO SUPPORT ANY VARIABLE PAYMENTS. THE INVESTMENT DIVISIONS AVAILABLE AS OF THE CERTIFICATE DATE ARE LISTED IN EXHIBIT A ATTACHED TO THIS CERTIFICATE AND FURTHER DESCRIBED IN THE PROSPECTUS.

                             10-DAY RIGHT TO EXAMINE

You may return your certificate to us at our designated office or to the person you purchased it from within 10 days of the date you received it. If you return it within the 10 day period, the certificate will be canceled from the certificate date. We will refund any consideration received on your behalf.

          /s/ Gwenn L. Carr             /s/ Robert H. Benmosche

          Gwenn L. Carr                 Robert H. Benmosche
          Vice-President & Secretary    Chairman of the Board,
                                        President and Chief Executive Officer

                                   Cover Page


Form G.4333-25
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
QUESTION KEY                                                                                                PAGE
1.           What do the basic terms in my certificate mean?..............................................    1

2.           How are contributions allocated and how much money can be contributed to my certificate?.....    2

3.           Can my certificate be canceled?..............................................................    3

4.           Can I make withdrawals?......................................................................    3

5.           How is interest credited to the Fixed Interest Account?......................................    3

6.           How does the Separate Account operate?.......................................................    4

7.           Can I transfer money within this certificate?................................................    6

8.           May I assign this certificate, or use it as collateral for a loan?...........................    7

9.           Are dividends payable under my certificate?..................................................    7

10.          Are administrative fees or any taxes deducted from my certificate?...........................    7

11.          How can I get information about my certificate and its value?................................    8

12.          Can MetLife guarantee me an income for as long as I live or for a wide choice of other periods?  8

13.          What happens if I die or an annuitant who is not the owner dies before income payments start?    9

14.          What happens if I die after income payments start?...........................................    10

15.          Can I change my beneficiary?.................................................................    10

16.          How are income payments that are guaranteed for life determined?.............................    10

17.          Can I arrange for a specific income plan for my beneficiary to take effect after I die? .....    10

18.          Does my certificate contain all the provisions that affect me?...............................    11

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1.       WHAT DO THE BASIC TERMS IN MY CERTIFICATE MEAN?

         "Account balance" is the entire amount we hold under this certificate.

         "Annuitant" is the measuring life of the annuity certificate, the person during whose lifetime an income will be payable if you choose an income plan based on the annuitant's life. Unless the owner is a non-natural person, you may change the annuitant at any time prior to electing to receive payments under a life income plan.

         "Beneficiary" is the person or persons named to receive any death benefit payable after an annuitant dies. A contingent beneficiary may also be named to receive any death benefits payable after the death of all beneficiaries.

         "Business day" is each day that the New York Stock Exchange is open for business. A business day ends as of the close of regular trading on the New York Stock Exchange.

         "Certificate year" is the period measured from the certificate issue date to the last day of the month in which the certificate anniversary occurs. Each following 12-month period is also a certificate year.

         "Certificate anniversary" is the anniversary of the certificate issue date.

         "Code" refers to the Internal Revenue Code of 1986, as subsequently amended.

         "Contribution" refers to money received by us under this certificate.

         "Designated office" is the administrative office servicing your certificate. It is currently the MAB Unit, P.O. Box 500, Tulsa, OK 74121-0500. If we change it, we will tell you.

         "Fixed Interest Account" is an account under this certificate to which contributions can be allocated. It provides MetLife's guarantee of both principal and interest, at interest rates set for specified periods.

         "Fund" refers to the Metropolitan Series Fund, Inc. and the Zenith Series Fund. The Fund is divided into portfolios, each of which has its own investment objectives, investment management fees and other charges. The investment divisions of the Separate Account invest in these portfolios.

         "Investment divisions" are part of the Separate Account. Each division invests in a corresponding portfolio of the Fund, rather than investing directly in stocks, bonds or other investments. Thus, the investment experience of each division will generally be the same as that of the corresponding portfolio, reduced by charges under this certificate for services and benefits we provide. We will tell you about any changes.


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         "Separate Account" is an account under this certificate to which contributions can be allocated. It is our Separate Account E, an investment account we maintain separate from our other assets, as described in question 6.

         "Systematic Withdrawal Program (SWP)" refers to an optional automatic withdrawal program in which you may choose either to receive periodic payments for a stated amount or as a percentage of your account balance. Payments will start on the date you choose. SWP may be stopped at any time. SWP payments will be taken prorata from each investment division and the Fixed Interest Account based on the account balance in each division and Fixed Interest Account at the time a payment is paid, or by some other method to which you and we agree at the time SWP is chosen.

         "We", "Us", "Our", and "MetLife" refer to Metropolitan Life Insurance Company.

         "You", "Your", "Me", "My" or "I" refer to the owner of this certificate or if there are two owners, the terms mean both of them or the survivor as the case may be. Either owner may exercise all rights under the certificate unless the owner designation states otherwise.

2. HOW ARE CONTRIBUTIONS ALLOCATED AND HOW MUCH MONEY CAN BE CONTRIBUTED TO MY CERTIFICATE?

         Contributions may be made at any time while the annuitant is alive and before the date income payments begin. Whenever SWP is in effect, contributions may not be made under an automatic procedure. All contributions should be sent to our designated office and will be credited at the end of the business day they are received provided the contributions and all required information to process them are received in good order before the end of that business day. Contributions received in good order at our designated office after the end of a business day will be credited at the end of the next business day. No contribution will be credited before the certificate issue date.

         You choose how contributions are allocated among the Fixed Interest Account and the investment divisions of the Separate Account. You may change your allocation for new contributions by telling us. The change will be made upon receipt, unless you specify a later date, which may be up to 30 days after we receive the request. Allocations must be in whole number percentages (for example, 33 1/3% cannot be chosen).

         The maximum for all contributions to this certificate is $500,000. We may either return amounts that are above this limit or agree to take them. We may change the maximum by giving you advance written notice. We also reserve the right to restrict contributions and transfers into the Fixed Interest Account if the interest that would apply to these contributions or transfers is equal to the minimum interest rate, as described in question 5, or if the funds in the Fixed Interest Account exceed $500,000.


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3.       CAN MY CERTIFICATE BE CANCELED?

         If we do not receive an initial contribution within 120 days of the certificate issue date, this certificate may be canceled. Also, we may, if permitted by law, cancel your certificate by paying you its account balance if we do not receive any contributions under your certificate for over 36 consecutive months and the account balance is less than $2,000.

4.       CAN I MAKE WITHDRAWALS?

         Yes. To request a withdrawal, you may contact our designated office. Any withdrawal request must be signed by you and clearly state the account (and investment divisions, if any) from which the withdrawal is to be made. The minimum withdrawal is $500 (or the entire account balance, if less). Any withdrawal will completely discharge our liability for the amount withdrawn.

         Withdrawals will be made on the business day we receive your notice or, if later, on a business day you select. Withdrawal notices received on a day that is not a business day, or that cannot be completed by the end of the business day that they are received, will be effective on the next business day. We may change the time by which withdrawals must be completed by giving you advance written notice.

         Withdrawals from the Fixed Interest Account will be made on a first-in, first-out ("FIFO") basis.

         As permitted by law, we have the right to delay paying any cash withdrawals from the Fixed Interest Account for up to six months. We do not intend to do this except in an extreme emergency. We would, of course, credit interest during any delay.

5.       HOW IS INTEREST CREDITED TO THE FIXED INTEREST ACCOUNT?

         Interest on each contribution allocated to the Fixed Interest Account will be credited from the date the contribution is received at our designated office or is transferred from an investment division of the Separate Account to the Fixed Interest Account. Interest will be credited on amounts in the Fixed Interest Account until the date of the earliest of: (a) payment by us on account of your death or, if applicable, the death of your annuitant, (b) you withdraw the amounts or transfer them to the Separate Account, or (c) you start to receive income payments.

         Interest rates will be set by us from time to time, but will not be less than 3.00%. We may change this minimum interest rate in the future, but never to less than the applicable minimum rate required by law. We will notify you at least 30 days before we make any change to this minimum interest rate.


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         Different interest rates may apply to each contribution or transfer amount depending on the date the contribution is received at our designated office or the transfer occurs from an investment division of the Separate Account. The declared interest rate in effect when a new contribution or transfer amount is added to the Fixed Interest Account will be credited on that amount until the last day of the calendar year in which the amount is added. A new interest rate will be declared for each new calendar year and will apply both to the original contribution or transfer amount and to all earnings on that amount.

         The interest rates we declare are "annual effective yields". The actual rates we use on a day-to-day basis are slightly lower, but, if the contribution is left in your certificate for a full year, it will grow by the full amount of the interest rate we declared, because we compound interest daily.

6.       HOW DOES THE SEPARATE ACCOUNT OPERATE?

         We own the assets in the Separate Account. The Separate Account will not be charged with liabilities that arise from any other business that we conduct. We will add amounts to the Separate Account from other contracts of ours.

         The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio of the Fund. The Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Fund to make. The shares of the Fund are also bought by other separate accounts of ours, our affiliates and other insurance companies. Thus, the investment experience of each division will generally be the same as that of the corresponding portfolio, reduced by charges under this certificate for services and benefits we provide.

         We keep track of each investment division of the Separate Account separately using accumulation units. When you put money into an investment division, we give you accumulation units. When you take money out of the investment division, we reduce the number of your accumulation units. In either case, the number of accumulation units you gain or lose is determined by taking the dollar amount of the contribution, transfer or withdrawal and dividing it by the value of the accumulation unit at the time of the transaction. Thus, if you transfer in $5,000, and the value of the accumulation unit is $100, you will get 50 accumulation units.

         Initially, we set the value of each accumulation unit. At the end of each valuation period (as defined below), we then revise it by taking the net asset value of a share in the applicable Fund portfolio at the end of the valuation period, add any Fund dividend or capital gain distribution during the valuation period, subtract any per share charge for taxes or tax reserves we have established, and divide this total by the net asset value of a share of the same portfolio at the start of the valuation period. Then we subtract an amount equal to 0.000017751 per day (an effective annual rate of 0.65%) for charges you incur under the certificate. Our charge consists of our miscellaneous administrative expenses, distribution


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         expenses, administrative expenses incurred to provide services to the group contractholder, and an insurance related charge attributable to the mortality and expense risks we assume under the certificate. Our charge may differ among group contractholders based upon underwriting considerations that include, but are not limited to, such things as the level of administrative services we provide the group contractholder and distribution expenses we incur. This calculation results in a factor that we multiply the previous accumulation unit value by in order to determine the new accumulation unit value.

         A valuation period is the period between one calculation of an accumulation unit value and the next calculation. Normally, we calculate accumulation units once each day the New York Stock Exchange is open for trading but we can delay this determination if an emergency exists making valuation of assets in the Separate Account not reasonably practicable, or if the Securities and Exchange Commission permits such delay. We may change when we calculate the accumulation unit value by giving you 30 days notice, to the extent permitted by law.

         Contributions allocated to the Separate Account will be credited as of the end of the valuation period during which we receive them in good order at our designated office. Additions to or withdrawals from an investment division may only be made as of the end of a valuation period.

         We may make certain changes to the Separate Account if we think they would best serve the interests of participants in or owners of similar certificates or would be appropriate in carrying out the purposes of such certificates. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

         Examples of the changes to the Separate Account that we may make include:

         - To transfer any assets in an investment division to another investment division, or to one or more other Separate Accounts, or to our general account; or to add, combine, or remove investment divisions in the Separate Account.

         - To substitute, for the Fund shares held in any portfolio, the shares of another class of the Fund or the shares of another fund or any other investment permitted by law.

         If any changes result in a material change in the underlying investments of an investment division to which an amount is allocated under this certificate, we will notify you of the change. You may then make a new choice of investment divisions.


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7.       CAN I TRANSFER MONEY WITHIN THIS CERTIFICATE?

         Yes. You may make certain transfers of your account balance as described below. We will not be liable for any transfers made in accordance with your instructions (or instructions from your designee if we agree to accept instructions from such designee). All transfers made on the same business day will be treated as one transfer. A transfer will be made as of the end of a business day when we receive all the required information necessary to process the request in good order at our designated office. All transfers will be subject to the following:

         1. We reserve the right to limit the maximum number of transfers per certificate year;

         2.       We reserve the right to charge a fee for transfers;

         3.       We reserve the right to limit the amounts of transfers;

         4. Your right to make transfers is subject to limitations or modification by us if we determine, in our sole opinion, that the exercise of the right by one or more owners with interests in the investment division is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that is considered by us to be to the disadvantage of other owners. A limitation or modification could be applied to transfers to, or from, one or more of the investment divisions and could include, but is not limited to:

                  a. the requirement of a minimum time period between each transfer;

                  b. not accepting a transfer request from a third party acting under authorization on behalf of more than one owner;

                  c. limiting the dollar amount that may be transferred between the investment divisions by an owner at any one time;

                  d. requiring that a written transfer request be provided to us signed by an owner;

         5. To the extent permitted by applicable law, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the portfolios under the Separate Account. In addition, in accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time.

         If a transfer is made from the Fixed Interest Account to the Separate Account and then a transfer is made from the Separate Account to the Fixed Interest Account (or a transfer is made from the Separate Account to the Fixed Interest Account and then from the Fixed Interest Account to the Separate Account) within 12 months, this will be treated as a return of the same money whether or not it really


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         is the same money. After the second transfer, the amount transferred to the Fixed Income Account will earn the same interest rate in the Fixed Interest Account that it would have been earning had neither transfer ever taken place. Any amounts in excess of the original transfer to the Separate Account and any amounts transferred back more than 12 months after the first transfer to (or from) the Separate Account will be treated as a new contribution.

         Transfers from the Fixed Interest Account will be made on a first-in, first-out ("FIFO") basis.

8.       MAY I ASSIGN THIS CERTIFICATE, OR USE IT AS COLLATERAL FOR A LOAN?

         Yes. Your certificate may be absolutely or collaterally assigned prior to the start of income payments. If your certificate is assigned absolutely, we will treat it as a change of ownership and all rights will be transferred. We are not bound by any assignment unless it is in writing and until it is recorded at our designated office. We are not responsible for the validity of any assignment. After income payments start, your certificate may not be assigned, and, to the extent permitted by law, they are not subject to the claims of creditors.

9.       ARE DIVIDENDS PAYABLE UNDER MY CERTIFICATE?

         No, your certificate is nonparticipating and will not share in any distribution by us of dividends.

10.      ARE ADMINISTRATIVE FEES OR ANY TAXES DEDUCTED FROM MY CERTIFICATE?

         There are no administrative fees deducted from your account balance.

         We reserve the right to deduct from your contributions or account balance any taxes paid by us to any governmental entity relating to the certificate (including without limitation: premium taxes; federal, state and local withholding of income, estate, inheritance and other taxes required by law; and any new or increased state income taxes that may be enacted into law).

         We will, at our own discretion, determine when taxes relate to the certificate, including for example when they have resulted from: the investment experience of the Separate Account; receipt by us of your contributions; commencement of income payments; payment of death benefits or partial and full withdrawals; and any new or increased taxes which become effective that are imposed on us and which relate to contributions, earnings, gains and losses, or fees and charges under the certificate.

         We may, at our sole discretion, pay taxes when due and make a deduction from your account balance at a later date. Our payment of taxes at an earlier date, without a corresponding deduction from your account balance, does not waive any right we may have to deduct amounts for these taxes from your account balance at a later date.


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11.      HOW CAN I GET INFORMATION ABOUT MY CERTIFICATE AND ITS VALUE?

         At the end of each calendar quarter, before income payments start, we will send you a statement with details on contributions, values, withdrawals, and other information about your certificate. If you need information at other times, please tell us.

         Any time you have to tell us something (e.g., to request additional information, to make transfers, to change your allocation for new contributions, to make withdrawals), you must send written notice to our designated office unless we have set up some other procedure, such as notice by telephone.

12. CAN METLIFE GUARANTEE ME AN INCOME FOR AS LONG AS I LIVE OR FOR A WIDE CHOICE OF OTHER PERIODS?

         Yes. You can receive periodic income payments guaranteed for life on a monthly, quarterly, semiannual or annual basis. These payments may also be guaranteed for a specified number of years. Other payment plans may be arranged with us.

         You may start to receive income payments at any date you choose if it is more than 12 months after the certificate issue date and if you tell us at least 30 days in advance. We will send you information regarding the income plans available to you, their expenses and charges, and their administrative procedures, along with the necessary forms to sign, upon receipt of your request at our designated office. Expenses, charges, and administrative procedures for these income plans may differ from the expenses, charges and administrative procedures applicable under this certificate. Once income payments start, you may not be able to make cash withdrawals or change the choice of income plan.

         If you have not already chosen an income plan or made a full cash withdrawal, we will automatically send you information about income plans when you attain age 84 or 10 years after the certificate date, if later. Unless you choose another income plan or choose to continue this certificate in effect, income payments will, subject to our administrative procedures at that time, commence for your life (or the life of the annuitant, if a different person) with payments guaranteed for a period of ten years. Payments under this or another income plan selected by you will commence within one year of your receipt of this information. If you continue your certificate in effect, you may do so to the extent permitted under the law.

         If the annuitant's date of birth or sex is not correct on the application for your certificate, we will adjust the income payments to agree with the correct age or sex. If we have already made any payments that were wrong, we will increase or decrease future payments to pay or recover the difference plus interest at 6.00%. We may require that proof of age is provided when income payments are to start. We may also require proof that the annuitant is still alive on the due date of each income payment.


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13.      WHAT HAPPENS IF I DIE OR AN ANNUITANT WHO IS NOT THE OWNER DIES BEFORE
         INCOME PAYMENTS START?

         After we receive proof of death and a properly completed claim form we will pay the death benefit (as of the date of settlement) to your beneficiary or permit him or her to choose one of our available income plans. If you name no beneficiary or if none is alive when you die, we will pay your contingent beneficiary. If you do not name a contingent beneficiary or none is alive when you die, we will pay your estate. If your estate or other non-natural person becomes entitled to payment, such payment will be made in a lump sum. Payment to more than one beneficiary or to more than one contingent beneficiary will be divided equally among them, unless you specify otherwise.

         The death benefit is the greatest of:

         a. The entire account balance as of the date we receive proof of death and a properly completed claim form, or

         b.       The total contributions made less any partial withdrawals, or

         c. The highest account balance as of the fifth certificate anniversary and each successive fifth certificate anniversary thereafter (10th, 15th, 20th, etc.), less any later partial withdrawals.

         The entire death benefit under this certificate must be distributed in a single sum within five years of your death. If, however, the payee is a natural person, the payee may choose an income plan for life or for a period of years not more than his or her life expectancy. The income payments must begin within one year of your death. If Treasury regulations allow, we may permit our payments to start later or in a form other than income payments. If the death benefit is paid in the form of a life income we may require proof that the payee is alive on the due date of each income payment.

         If your beneficiary is your spouse and you were also the annuitant, then your spouse may continue your certificate as owner and annuitant. If you were not the annuitant, however, then your spouse may continue the certificate as owner.

         If there is more than one owner, at the death of the first owner, payment will be made to the surviving owner. If the deceased owner's spouse is the surviving owner, then the surviving spouse may continue the certificate as owner.

         If the certificate is owned by a non-natural person, the annuitant will be deemed the owner for purposes of determining and paying the death benefit. If the certificate is owned by a natural person and an annuitant who is not the owner dies, the owner automatically becomes the annuitant, unless the owner chooses a new annuitant subject to our underwriting rules in effect at the time of the request for this change.


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14.      WHAT HAPPENS IF I DIE AFTER INCOME PAYMENTS START?

         After we receive proof of death and a properly completed claim form, income payments will continue to your beneficiary for the balance of any guaranteed period, if any, for the income plan chosen. If the guaranteed period has ended or there is none, no further payments will be made. If your estate (or other non-natural person) becomes entitled to payment, we will pay the value of any remaining payments, computed as of the date of death using the interest rate we used to set those payments, in a lump-sum to such person. The Code requires that payments of any remaining interest are to be made at least as rapidly as under the income plan in effect on the owner's death.

15.      CAN I CHANGE MY BENEFICIARY?

         You may change your beneficiary or contingent beneficiary at any time before income payments start. Ask us for our "Change of Beneficiary" form. The change will take effect as of the date you signed the form, but no change will bind us until it is recorded at our designated office.

         After income payments start, the payee may change the beneficiary for any future guaranteed income payments. If the payment is being made over two lifetimes and the other person survives the payee, he or she can change the beneficiary. The person over whose life payment is being made cannot be changed.

16.      HOW ARE INCOME PAYMENTS THAT ARE GUARANTEED FOR LIFE DETERMINED?

         The payments that will be made to you will depend upon a number of factors at the time you choose to start your income payments. These include such things as the age and sex of the annuitant, the size of your account balance and the form of income plan chosen by you from among those plans available to you at that time. Typically the income payments can be fixed (i.e., the payment amount never changes), variable (i.e., the payment amount varies based on such things as investment performance or interest rates), or a combination of both, depending on what plan you choose.

         In any case the income payment amount under the fixed income plan that will be available to you can never be less that the amount determined on the same basis as is illustrated in Exhibit B.

17. CAN I ARRANGE FOR A SPECIFIC INCOME PLAN FOR MY BENEFICIARY TO TAKE EFFECT AFTER I DIE?

         Yes. Subject to the provisions of question 16, you can choose an income plan for your beneficiary which we will honor at your death, unless you are already receiving income payments at that time. However, any income plan must be for


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
         the beneficiary's life or over a period of years not exceeding his or her life expectancy and must begin within one year of your death.

18.      DOES MY CERTIFICATE CONTAIN ALL THE PROVISIONS THAT AFFECT ME?

         Yes, your certificate and any riders and endorsements included in it make up your entire contract with us. We will never contest the validity of this certificate. Changes in its provisions may only be made in writing by our President, Secretary, or a Vice-President. No provision may be waived or changed by any of our other employees, representatives or agents. Nothing in the group contract under which this certificate was issued takes away or reduces any of your rights under this certificate or under any law that applies to it.

         To preserve its status as an annuity under Federal tax law, we may (i) interpret the provisions of this certificate in a manner which is consistent with section 72(s) of the Code and applicable Treasury regulations, and (ii) amend this certificate, if necessary, to comply with the Federal tax law. We will notify you of any amendments and, when required by law, we will obtain your approval and the approval of the appropriate regulatory authorities.

                                    EXHIBIT A

                   CURRENTLY AVAILABLE INVESTMENT DIVISIONS OF
                               SEPARATE ACCOUNT E



State Street Research Income Investment Division

State Street Research Diversified Investment Division

MetLife Stock Index Investment Division

State Street Research Investment Trust Investment Division

Janus Mid Cap Investment Division

Loomis Sayles High Yield Bond Investment Division

State Street Research Aggressive Growth Investment Division

T. Rowe Price Small Cap Growth Investment Division

Scudder Global Equity Investment Division

Putnam International Stock Investment Division

T. Rowe Price Large Cap Growth Investment Division

Harris Oakmark Large Cap Value Investment Division

Neuberger & Berman Mid Cap Value Investment Division

Russell 2000 Index Investment Division

Morgan Stanley EAFE Index Investment Division

Lehman Brothers Aggregate Bond Index Investment Division

State Street Research Aurora Small Cap Value Investment Division

Putnam Large Cap Growth Investment Division

MetLife Mid Cap Stock Index Investment Division

Davis Venture Value Investment Division

Loomis Sayles Small Cap Investment Division

                                    EXHIBIT B

                           FIXED INCOME PAYMENT TABLES

              AMOUNT OF MONTHLY PAYMENT PER $1000 OF CONTRACT VALUE

OPTION 1: LIFE ANNUITY

ATTAINED AGE
OF ANNUITANT                    MALE         FEMALE
------------                    ----         ------
      55                        3.95          3.72
      60                        4.30          4.01
      65                        4.75          4.40
      70                        5.37          4.92
      75                        6.24          5.64
      80                        7.43          6.68
      85                        9.08          8.22

OPTION 2: LIFE ANNUITY WITH 10 YEARS OF ANNUITY

PAYMENTS GUARANTEED

ATTAINED AGE
OF ANNUITANT                 MALE          FEMALE
------------                 ----          ------
      55                     3.93           3.71
      60                     4.26           3.99
      65                     4.68           4.36
      70                     5.23           4.84
      75                     5.92           5.47
      80                     6.73           6.29
      85                     7.61           7.26

OPTION 3: JOINT AND LAST SURVIVOR LIFE ANNUITY

                          AGE OF FEMALE JOINT ANNUITANT

   MALE ANNUITANT'S      10 YEARS      5 YEARS
     ATTAINED AGE        YOUNGER       YOUNGER
   ----------------      --------      -------
        55                 3.21         3.33
        60                 3.37         3.52
        65                 3.58         3.77
        70                 3.84         4.09
        75                 4.19         4.53
        80                 4.66         5.13
        85                 5.31         5.98

       SAME              5 YEARS           10 YEARS
       AGE                OLDER              OLDER
       ----              -------           --------
       3.44               3.56               3.66
       3.67               3.81               3.94
       3.96               4.15               4.33
       4.35               4.61               4.85
       4.89               5.25               5.58
       5.64               6.15               6.59
       6.71               7.42               8.02

                 OPTION 4: JOINT AND LAST SURVIVOR ANNUITY WITH
                    10 YEARS OF ANNUITY PAYMENTS GUARANTEED

                          AGE OF FEMALE JOINT ANNUITANT

   MALE ANNUITANT'S      10 YEARS      5 YEARS
     ATTAINED AGE        YOUNGER       YOUNGER
   ----------------      --------      -------
        55                 3.21         3.33
        60                 3.37         3.52
        65                 3.58         3.76
        70                 3.84         4.09
        75                 4.19         4.52
        80                 4.65         5.10
        85                 5.27         5.88

       SAME              5 YEARS           10 YEARS
       AGE                OLDER              OLDER
       ----              -------           --------
       3.44               3.55               3.66
       3.67               3.81               3.94
       3.96               4.15               4.32
       4.35               4.60               4.83
       4.87               5.22               5.51
       5.58               6.03               6.38
       6.50               7.02               7.35

The minimum income payments illustrated on this page are calculated using a 3.00% interest rate and the Annuity 2000 Mortality Table with a seven year age setback to reflect expected future mortality improvement. Monthly payments for ages and annuity option forms not shown will be furnished on request.

                                     NOTICE

When you write to us, please give us your name, address and certificate number. Please notify us promptly of any address changes. We will write to you at your last known address.

Checks, drafts or money orders must be drawn to the order of METLIFE. All payments must be made in U.S. currency.

                         MULTIFUNDED ANNUITY CERTIFICATE

ALL VALUES PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT.

                     PLEASE READ THIS CERTIFICATE CAREFULLY


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